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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         -----------------------------

                                SCHEDULE 14D-1/A
                               (AMENDMENT NO. 1)

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         -----------------------------

                            BDM INTERNATIONAL, INC.
                           (Name of Subject Company)

                            SYSTEMS ACQUISITION INC.
                          A WHOLLY OWNED SUBSIDIARY OF

                                    TRW INC.
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                  05537W-20-9
                     (Cusip Number of Class of Securities)

                           WILLIAM B. LAWRENCE, ESQ.
            EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                    TRW INC.
                               1900 RICHMOND ROAD
                             CLEVELAND, OHIO 44124
                           TELEPHONE: (216) 291-7230
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidders)

                                    COPY TO:
                           JONES, DAY, REAVIS & POGUE
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 326-3939
                      ATTENTION: ROBERT A. PROFUSEK, ESQ.

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CUSIP NO. 05537W-20-9   14D-1/A

  1) Names of Reporting Persons; S.S. or I.R.S. Identification Nos. of Above Persons
        TRW Inc. ("Parent")
        I.R.S. No. 34-0575430

  2)    Check the Appropriate Box if a Member of a Group
        (a) [X]
        (b) [ ]

  3)    SEC USE ONLY

  4)    Source of Funds
        WC, BK, OO

  5)    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
        Item 2(e) or 2(f) [ ]

  6)    Citizenship or Place of Organization
        Ohio

  7)    Aggregate Amount Beneficially Owned by Each Reporting Person
        7,660,000

  8)    Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares [ ]

  9)    Percent of Class Represented by Amount in Row (7)
        25.8% of the Shares issued and outstanding as of November 19, 1997.

 10)    Type of Reporting Person
        CO, GM

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CUSIP NO. 05537W-20-9   14D-1/A

  1) Names of Reporting Persons; S.S. or I.R.S. Identification Nos. of Above Persons
        Systems Acquisition Inc. ("Purchaser")
        I.R.S. No. Applied for

  2)    Check the Appropriate Box if a Member of a Group
        (a) [ X ]
        (b) [ ]

  3)    SEC USE ONLY

  4)    Source of Funds
        WC, AF

  5)    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
        Item 2(e) or 2(f) [ ]

  6)    Citizenship or Place of Organization
        Delaware

  7)    Aggregate Amount Beneficially Owned by Each Reporting Person
        7,660,000

  8)    Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares [ ]

  9)    Percent of Class Represented by Amount in Row (7)
        25.8% of the Shares issued and outstanding as of November 19, 1997.

 10)    Type of Reporting Person
        CO, GM

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        This Amendment No. 1 amends the Tender Offer Statement on Schedule
14D-1 initially filed on November 26, 1997 (the "Schedule 14D-1") by TRW Inc., an Ohio corporation, and its wholly owned subsidiary, Systems Acquisition Inc., a Delaware corporation (the "Purchaser"), with the Securities and Exchange Commission in respect of the tender offer by the Purchaser for all the outstanding shares of Common Stock ("Shares") of BDM International, Inc., a Delaware corporation (the "Company"), at a purchase price of $29.50 per Share, net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 26, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended from time to time, constitute the "Offer"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-1.

Item 10. Additional Information

        The introductory language of the first full paragraph on page 33 under
Section 14 of the Offer to Purchase is hereby deleted and the following sentence is inserted in lieu thereof:

         Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and subject to any such rules or regulations, may delay the acceptance for payment of any tendered Shares and (except as provided in the Merger Agreement) amend or terminate the Offer (whether or not any Shares have been theretofore purchased or paid for pursuant to the Offer) (i) unless the following conditions shall have been satisfied: (a) there shall be validly tendered and not withdrawn prior to the Expiration Date a number of Shares which represents at least a majority of the total voting power of the outstanding securities of the Company entitled to vote in the election of directors or in a merger ("Voting Securities") calculated on a fully diluted basis (the "Minimum Condition") ("on a fully diluted basis" having the following meaning as of any date: the number of Voting Securities outstanding, together with Voting Securities issuable pursuant to obligations outstanding at that date under employee stock option or other benefit plans or otherwise) and (b) any applicable waiting period under the HSR Act and similar German laws (see Section 15) shall have expired or been terminated prior to the Expiration Date or (ii) if at any time after the date of the Merger Agreement and before the Expiration Date (whether or not any Shares have theretofore been accepted for payment or paid for pursuant to the Offer), any of the following events shall occur and be continuing:


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                                   SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   TRW INC. (Parent)




                                   By  /s/ William B. Lawrence
                                     -------------------------------------------
                                       William B. Lawrence
                                       Executive Vice President, General Counsel
                                       and Secretary

                                   SYSTEMS ACQUISITION INC. (Purchaser)




                                   By  /s/ Kathleen A. Weigand
                                     -------------------------------------------
                                       Kathleen A. Weigand
                                       Vice President and Secretary
Date:  December 5, 1997



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